SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces 1Q16 results

São Paulo, May 11, 2016 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CC, Fitch: C and Moody’s: Caa3), the largest low-cost and best-fare airline in Latin America, announces today its consolidated results for the first quarter of 2016. All information is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the first quarter of 2015 unless otherwise stated.

Quarter highlights

|      GOL’s offer of ASK in the domestic and international markets reduced by 4.0% and 18.5%, respectively, resulting in an overall GOL system decrease of 5.9% in the first quarter of 2016 compared to the same period in 2015.

|      In the same period, demand for the Company's seats in the domestic market fell by 5.9%, and 12.0% in the international market. In the overall GOL system, the decrease was 6.6%.

|      In 1Q16, GOL’s total load factor fell by 0.6 percentage points, reaching 77.5%. In the domestic market, the reduction was 1.6 percentage points, to 77.3%, and the load factor in the international market was 78.4%, an increase of 5.8 percentage points compared to the same period in 2015.

|      The Company’s net revenue totaled R$2.7 billion in 1Q16, an increase of 8.3% in the annual comparison. Net revenue for the last twelve months was R$10 billion.

|      Ancillary and cargo revenues reached R$274.2 million in 1Q16, down 1.3%, and representing 10.1% of total net revenue. In the last twelve months, ancillary and cargo revenues totaled R$1.2 billion.

|      With the 36.0% devaluation of the Real against the US Dollar’s average price in the period, year-over-year CASK, excluding fuel expenses and non-recurring event, registered an increase of 16.9% in the first quarter.

|      Recurring operating results (EBIT) in 1Q16 was R$224.6 million, with a margin of 8.3%. Excluding the non-recurring event, EBITDAR was R$663.2 million in the quarter, with a margin of 24.4%.

|      The non-recurring gain on the return of aircraft under finance lease contracts and on sale-leaseback transactions generated a profit of R$212.6 million.

|      The appreciation of the Brazilian Real against the US Dollar and the non-recurring event, were R$653.5 million and R$212.6 million, respectively. Excluding the exchange rate variations and the non-recurring event, GOL’s net loss, before income taxes, was R$42.7 million. Net income for the first quarter of 2016 was R$757.1 million.

|      The Company ended the quarter with a cash position of R$1,815.1 million, down 21.1% versus December 31, 2015, representing 18.2% of the last twelve months (LTM) net revenue. Available cash was R$658.4 million (6.6% of LTM net revenue), excluding the amount held by Smiles and restricted cash.

IR Contacts
Edmar Lopes
Eduardo Masson
Thiago Stanger
Vitor Ribeiro
ri@voegol.com.br
+55 (11) 2128-4700

Conference Calls
Thursday
May 12, 2016

Portuguese
12:30 p.m. (Brazil)
11:30 a.m. (US EDT)
Phone: +55 (11) 3193-1001
+55 (11) 2820-4001
Code: GOL
Replay: +55 (11) 3193-1012
Replay Code: 3280361#

English
10:00 a.m. (Brazil)
09:00 a.m. (US EDT)
Phone: +1 (412) 317-5453
Code: GOL
Replay: +1 (412) 317-0088
Replay Code: 10083890

Live webcast
www.voegol.com.br/ri

1	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

|      Financial leverage (adjusted gross debt/EBITDAR) ended the quarter at 9.4x, compared to 7.3x recorded in the first quarter of 2015 – this indicator was affected by the Real’s 10.9% depreciation in the annual comparison.

|      In addition to the reduction in the number of departures previously announced, between 15% and 18% in the year, GOL launched a new and more efficient flight network in May 2016. This redesign generated additional departures from Congonhas to the North and Northeast regions and to the cities of Maringá, Londrina and Presidente Prudente, as well as new routes from Northeast capitals to Buenos Aires. Eight destinations operated by GOL were also suspended.

|      The three main credit rating agencies revised GOL’s credit ratings. Fitch changed the rating from 'CCC' to 'C', Moodys from 'Caa1' to 'Caa3' and Standard & Poors from 'CCC-' to 'CC'.

|      Early in May 2016, GOL announced a private exchange offer for up to all outstanding bonds issued by the Company in international capital markets, continuing the restructuring plan begun in 2015. Unsecured bonds held by investors, currently totaling US$781.4 million, may be exchanged for cash plus new secured bonds at a premium over their current market value.

Message from Management

We announce GOL’s result for the first quarter of 2016, reflecting the adoption of measures to enhance the Company’s liquidity position and bring its capital structure in line with Brazil’s macroeconomic environment, which has been negatively impacted by political instability and consequent economic volatility. Since 2015, the Company has been working on several initiatives to overcome the recessionary environment, with the support of all its stakeholders: shareholders, banks, unsecured bondholders and suppliers, among others.

In the first three months of the year, we recorded net revenue from operations 8.3% higher than in the same period in 2015, reaching R$2,713.1 million. Our recurring operating income in the first quarter of 2016 was R$224.6 million, representing an operational margin of 8.3%. Non-recurring on the anticipated return of aircraft under finance lease contracts and gains on sale-leaseback transactions was R$212.6 million during the period.

Our cash position at March 31, 2016 was R$1,815.1 million, a decrease of 21.1% from year-end 2015, and was equivalent to 18.2% of our last twelve months (LTM) net revenues. Cash available was R$658.4 million (6.6% of LTM net revenue), excluding the amount held by Smiles and restricted cash.

Since 2015, we have been working on a number of initiatives to address issues relating to liquidity and capital structure. These include: (1) flexibility in our aircraft delivery schedule for 2016 and 2017, which decreased from 15 deliveries to 1 aircraft delivery - resulting up to R$555 million in cash flow to help fund the exchange offer for our US Dollar-demonimated bonds; (2) the advance ticket sales of up to R$1 billion to Smiles; (3) better supplier terms resulting in R$300 million per year of annual cash savings and; (4) changes in our route network, including the suspension of flights to eight destinations with an expected decrease year-over-year in the number of take-offs between 15% and 18%.

Furthermore, we are working on the following additional initiatives: (1) the renegotiation of debentures issued in the domestic capital market with Brazilian banks, with a possible extension of payment terms and waiver of contractual covenants; (2) negotiations with aircraft lessors to reduce our fleet by 20 aircraft, with the support of SkyWorks Capital; and (3) the improvement of our capital structure with the assistance of PJT Partners, through a private exchange offer to exchange up to US$781.4 million of our unsecured US Dollar-denominated bonds for new secured bonds.

2	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

      We are confident that the completion of the ongoing restructuring plan will ensure that GOL emerges from the current political and economic crisis in the best competitive position.

We remain focused, in all aspects, on being the best Brazilian airline. A clear demonstration of this is our continuing leadership in on time performance in the domestic market in the first quarter of 2016, with a 95% rate. In March, we registered a rate of 97.6%.

Since January, we have performed significantly better with regard to damaged and misplaced luggage. In March, we achieved the lowest rate of occurrence per 1,000 boarded passengers in the last 36 months: 1.87 - this was the best indicator of our historical series, and represents a decrease of 31% compared to March 2015.

The 2016 Summer Olympic Games will be hosted in the city of Rio de Janeiro (taking place between August 5 and 21) as well as the Summer Paralympic Games (taking place between September 7 and 18) - the first time that they have been held in South America. Our route network for the event will include extra flights and timetable changes to meet the demand concentrated in Rio de Janeiro. In addition to these adjustments, since 2013, in advance of the 2014 World Cup, we have invested in evolving technology platforms to improve passenger experience, especially given the larger number of international passengers. For example, our self-service kiosks feature in addition to Portuguese, provide menus and operations in English, Spanish and French.

We would like to thank all our employees, investors and stakeholders for their support and commitment during the implementation of GOL’s restructuring plan. I feel confident that the Company will emerge strengthened from this restructuring phase.

Paulo Sérgio Kakinoff
CEO of GOL Linhas Aéreas Inteligentes S.A.

3	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

Operating and financial indicators

Traffic data - GOL	1Q16	1Q15	% Var.	4Q15	% Var.
RPK GOL – Total	9,497	10,172	-6.6%	9,440	0.6%
RPK GOL - Domestic	8,396	8,920	-5.9%	8,415	-0.2%
RPK GOL - International	1,102	1,252	-12.0%	1,025	7.5%
ASK GOL – Total	12,262	13,033	-5.9%	12,518	-2.0%
ASK GOL – Domestic	10,856	11,308	-4.0%	11,071	-1.9%
ASK GOL - International	1,406	1,725	-18.5%	1,447	-2.9%
GOL Load Factor - Total	77.5%	78.1%	-0.6 p.p	75.4%	2.1 p.p
GOL Load Factor - Domestic	77.3%	78.9%	-1.6 p.p	76.0%	1.3 p.p
GOL Load Factor - International	78.4%	72.6%	5.8 p.p	70.8%	7.4 p.p
Operational data	1Q16	1Q15	% Var.	4Q15	% Var.
Revenue Passengers - Pax on board ('000)	9,042.8	10,120.9	-10.7%	9,583.5	-5.6%
Aircraft Utilization (Block Hours/Day)	10.7	11.7	-8.2%	11.1	-3.2%
Departures	74,198	80,814	-8.2%	79,377	-6.5%
Average Stage Length (km)	978	951	2.8%	933	4.8%
Fuel consumption (mm liters)	373	402	-7.2%	391	-4.6%
Full-time employees at period end	15,798	16,825	-6.1%	16,472	-4.1%
Average Operating Fleet	131	130	0.5%	132	-0.8%
Financial data	1Q16	1Q15	% Var.	4Q15	% Var.
Net YIELD (R$ cents)	25.68	21.90	17.3%	24.64	4.2%
Net PRASK (R$ cents)	19.89	17.09	16.4%	18.58	7.0%
Net RASK (R$ cents)	22.13	19.22	15.1%	21.19	4.4%
CASK (R$ cents)	18.53	18.03	2.8%	21.94	-15.6%
CASK ex-fuel (R$ cents)	12.36	12.00	3.0%	14.99	-17.6%
CASK (R$ cents) adjusted4	20.26	18.09	12.0%	21.96	-7.7%
CASK ex-fuel (R$ cents) adjusted4	14.09	12.06	16.9%	15.01	-6.1%
Average Exchange Rate [1]	3.9022	2.8702	36.0%	3.8441	1.5%
End of period Exchange Rate [1]	3.5589	3.2080	10.9%	3.9048	-8.9%
WTI (avg. per barrel, US$) [2]	33.6	48.6	-30.8%	42.2	-20.2%
Price per liter Fuel (R$) [3]	2.03	1.96	3.8%	2.22	-8.7%
Gulf Coast Jet Fuel Cost (average per liter, US$)[2]	0.26	0.43	-39.1%	0.34	-22.7%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. excluding non-recurring gain on the anticipated return of aircraft under finance lease contracts and sale-leaseback transaction.

4	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

Domestic market – GOL

      Domestic supply decreased by 4.0% in the quarter, reflecting the start of network adjustments in 2016, with the aim of reducing it between 5% and 8% over the year.

      Domestic demand fell by 5.9% in 1Q16, leading to a load factor of 77.3%, a decrease of 1.6 p.p.

      GOL transported 8.5 million passengers in the domestic market in the quarter, representing a decrease of 10.9% when compared to the same period in 2015. The Company maintained its leadership position in the number of transported passengers in Brazil’s domestic aviation market.

International market - GOL

      In the international market, supply was reduced by 18.5% in 1Q16 due to network adjustments over the year. Demand fell by 12.0% in the quarter, registering a load factor of 78.4%, 5.8 p.p. higher.

      During the first quarter of 2016, GOL transported 541.7 thousand passengers in the international market, 6.5% lower compared to the same period in 2015.

Volume of departures and Total seats - GOL

The volume of departures in the overall system was reduced by 16.6% and 8.2% in the month of March and the quarter, respectively. The total number of seats available to the market fell 16.5% in the month and 8.2% in 1Q16.

PRASK and Yield

      Net PRASK grew by 16.4% and 7.0% and yield increased by 17.3% and 4.2%, in comparison with 1Q15 and 4Q15, respectively.

5	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

Income statement in IFRS (R$ MM)

Income statement (R$ MM)	1Q16	1Q15	% Var.	4Q15	% Var.
Gross Revenue	2,884.3	2,650.0	8.8%	2,822.0	2.2%
Passenger	2,513.4	2,321.4	8.3%	2,429.6	3.5%
Cargo and Other	370.9	328.6	12.9%	392.5	-5.5%
Tax	(171.2)	(144.7)	18.3%	(170.0)	0.7%
Net operating revenues	2,713.1	2,505.2	8.3%	2,652.1	2.3%
Passenger	2,438.8	2,227.5	9.5%	2,326.2	4.8%
Cargo and Other	274.2	277.8	-1.3%	325.9	-15.8%
Operating Costs and Expenses	(2,272.0)	(2,350.2)	-3.3%	(2,746.8)	-17.3%
Salaries, wages and benefits	(414.9)	(411.7)	0.8%	(384.9)	7.8%
Aircraft fuel	(756.9)	(786.8)	-3.8%	(870.3)	-13.0%
Aircraft rent	(323.9)	(214.6)	50.9%	(377.2)	-14.1%
Sales and marketing	(119.1)	(124.6)	-4.4%	(171.7)	-30.6%
Landing fees	(189.2)	(168.9)	12.0%	(179.0)	5.7%
Aircraft and traffic servicing	(271.8)	(232.8)	16.7%	(282.2)	-3.7%
Maintenance materials and repairs	(128.2)	(147.1)	-12.9%	(207.8)	-38.3%
Depreciation and amortization	(114.8)	(100.4)	14.3%	(117.0)	-1.9%
Sale leaseback and financial lease return	212.6	8.0	NM	2.7	NM
Other	(165.9)	(171.2)	-3.1%	(159.3)	4.1%
Equity Income	(3.9)	(1.2)	217.8%	(0.6)	581.5%
Operating Result (EBIT)	437.2	153.8	184.2%	(95.3)	NM
EBIT Margin	16.1%	6.1%	10.0 p.p	-3.6%	19.7 p.p
Operating Result (EBIT) adjusted¹	224.6	145.8	54.0%	(98.0)	NM
EBIT Margin adjusted¹	8.3%	5.8%	2.5 p.p	-3.7%	12.0 p.p
Other Financial Income (expense)	386.2	(866.6)	NM	(710.7)	NM
Interest on loans	(237.9)	(173.1)	37.4%	(300.3)	-20.8%
Gains from financial investments	52.1	31.1	67.8%	32.6	60.0%
Exchange and monetary variations	653.5	(774.1)	NM	(257.9)	NM
Derivatives net results	(46.6)	68.0	NM	(17.9)	160.4%
Other expenses (revenues), net	(34.9)	(18.5)	89.1%	(167.1)	-79.1%
Income (Loss) before income taxes	823.4	(712.7)	NM	(806.0)	NM
Income Tax	(66.3)	40.0	NM	(324.0)	-79.6%
Current income tax	(63.0)	(84.5)	-25.5%	(45.4)	38.7%
Deferred income tax	(3.3)	124.5	NM	(278.6)	-98.8%
Net income (loss)	757.1	(672.7)	NM	(1,130.0)	NM
Net Margin	27.9%	-26.9%	54.8 p.p	-42.6%	70.5 p.p
Participation of Non-controlling interests	54.4	31.8	70.9%	51.6	5.5%
Participation of controlling shareholders	702.7	(704.6)	NM	(1,181.6)	NM

¹ excluding non-recurring gain on the anticipated return of aircraft under finance lease contracts and gains in sale-leaseback transaction

6	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

Income statement (R$ MM)	1Q16	1Q15	% Var.	4Q15	% Var.
EBITDA	551.9	254.3	117.1%	21.7	2,443.1%
EBITDA Margin	20.3%	10.1%	10.2 p.p	0.8%	19.5 p.p
EBITDA adjusted¹	339.4	246.3	37.8%	19.0	NM
EBITDA Margin adjusted¹	12.5%	9.8%	2.7 p.p	0.7%	11.8 p.p
EBITDAR	875.8	468.9	86.8%	398.9	119.6%
EBITDAR Margin	32.3%	18.7%	13.6 p.p	15.0%	17.3 p.p
EBITDAR adjusted¹	663.2	460.9	43.9%	396.2	67.4%
EBITDAR Margin adjusted¹	24.4%	18.4%	6.0 p.p	14.9%	9.5 p.p

¹ excluding non-recurring gain on the anticipated return of aircraft under finance lease contracts and sale-leaseback transaction

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	1Q16	1Q15	% Var.	4Q15	% Var.
Net income (loss)	757.1	(672.7)	NM	(1,130.0)	NM
(-) Income taxes	(66.3)	40.0	NM	(324.0)	-79.6%
(-) Net financial result	386.2	(866.6)	NM	(710.7)	NM
EBIT	437.2	153.8	184.2%	(95.3)	NM
(-) Depreciation and amortization	(114.8)	(100.4)	14.3%	(117.0)	-1.9%
EBITDA	551.9	254.3	117.1%	21.7	NM
(-) Aircraft rent	(323.9)	(214.6)	50.9%	(377.2)	-14.1%
EBITDAR	875.8	468.9	86.8%	398.9	119.6%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses.

Net revenue

In the first quarter of 2016, total net revenue reached R$2,713.1 million, an increase of 8.3% compared to 2015. The result was due to the increase in fares charged in the period, reflecting the increase in costs and expenses mainly due to the average devaluation of the Real year over year and the rise in inflation.

Passenger revenue represented 89.9% of total net revenue, an increase of 9.5% in 1Q16. International passenger revenue reached R$504.1 million in the first quarter of 2016, equivalent to 18.6% of the Company's total revenue.

Net cargo and auxiliary revenue was R$274.2 million, representing 10.1% of total net revenue and a decrease of 1.3% compared to the previous year.

Operating expenses

Operating costs and expenses totaled R$2,272.0 million in the period, an decrease of 3.3% compared to the previous year. Excluding fuel expenses, expenses totaled R$1,515.1 million in the first quarter of 2016, representing a decrease of R$48.2 million, or 3.1%, compared to the previous year. The cost per ASK (CASK) reached R$20.26, not considering the non-recurring effect of R$212.6 million, an increase of 12.0% compared to the same period in 2015. The increased CASK was mainly due to the following:

7	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

Operating expenses (R$ MM)	1Q16	1Q15	% Var.	4Q15	% Var.
Aircraft fuel	(756.9)	(786.8)	-3.8%	(870.3)	-13.0%
Salaries, wages and benefits	(414.9)	(411.7)	0.8%	(384.9)	7.8%
Aircraft rent	(323.9)	(214.6)	50.9%	(377.2)	-14.1%
Sales and marketing	(119.1)	(124.6)	-4.4%	(171.7)	-30.6%
Landing fees	(189.2)	(168.9)	12.0%	(179.0)	5.7%
Aircraft and traffic servicing	(271.8)	(232.8)	16.7%	(282.2)	-3.7%
Maintenance, materials and repairs	(128.2)	(147.1)	-12.9%	(207.8)	-38.3%
Depreciation and Amortization	(114.8)	(100.4)	14.3%	(117.0)	-1.9%
Sale leaseback and financial lease return	212.6	8.0	NM	2.7	NM
Other operating expenses	(166.0)	(171.2)	-3.1%	(159.3)	4.2%
Total operating expenses	(2,272.0)	(2,350.2)	-3.3%	(2,746.8)	-17.3%
Total operating expenses adjusted¹	(2,484.6)	(2,358.2)	5.4%	(2,746.5)	-9.6%
Operating expenses ex- fuel	(1,515.1)	(1,563.4)	-3.1%	(1,876.5)	-19.3%
Operating expenses ex- fuel adjusted¹	(1,727.7)	(1,571.4)	10.0%	(1,879.2)	-8.1%

Operating expenses per ASK (R$ cents)	1Q16	1Q15	% Var.	4Q15	% Var.
Aircraft fuel	(6.17)	(6.04)	2.2%	(6.95)	-11.2%
Salaries, wages and benefits	(3.38)	(3.16)	7.1%	(3.08)	10.0%
Aircraft rent	(2.64)	(1.65)	60.4%	(3.01)	-12.3%
Sales and marketing	(0.97)	(0.96)	1.6%	(1.37)	-29.2%
Landing fees	(1.54)	(1.30)	19.1%	(1.43)	7.9%
Aircraft and traffic servicing	(2.22)	(1.79)	24.1%	(2.25)	-1.7%
Maintenance, materials and repairs	(1.05)	(1.13)	-7.4%	(1.66)	-37.0%
Depreciation and amortization	(0.94)	(0.77)	21.5%	(0.94)	0.1%
Sale leaseback and financial lease return	1.73	0.06	NM	0.02	NM
Other operating expenses	(1.35)	(1.31)	3.0%	(1.27)	6.3%
CASK	(18.53)	(18.03)	2.8%	(21.94)	-15.6%
CASK adjusted¹	(20.26)	(18.09)	12.0%	(21.96)	-7.7%
CASK excluding fuel expenses	(12.36)	(12.00)	3.0%	(14.99)	-17.6%
CASK excluding fuel expenses adjusted¹	(14.09)	(12.06)	16.9%	(15.01)	-6.1%

¹ excluding non-recurring gain on the anticipated return of aircraft under finance lease contracts and sale-leaseback transaction

Aircraft fuel per ASK reached R$6.17, an increase of 2.2% compared to 2015. This variation was mainly due to the 39.1% fall in international oil prices in the annual comparison, but also impacted by the 36.0% average depreciation of the Real against the US Dollar.

Salaries, wages and benefits per ASK reached R$3.38, an increase of 7.1% compared to 2015, mainly due to (i) an increase of 5.5% in employee wages from the collective bargaining agreement; (ii) higher variable crew compensation by increasing flight hours; and (iii) increase in supplemental benefits.

8	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

Aircraft rent per ASK totaled R$2.64, a 60.4% increase compared to 2015, mainly due to the impact of the 36.0% average depreciation of the Real against the US Dollar and the higher number of aircraft under operating lease contracts compared to the same period last year, offset by a lower payment under finance lease contracts.

Sales and marketing per ASK registered R$0.97, an increase of 1.6% compared to the previous year, mainly due to the increase in commission on ticket sales, from the higher revenue in the quarter.

Landing fees per ASK totaled R$1.54, a 19.1% increase year-over-year due to adjustments in Infraero airport fees - landing fee and navigation support.

Aircraft and traffic servicing per ASK totaled R$2.22 in the period, an increase of 24.1%, mainly due to (i) IT services in the domestic and international bases, (ii) purchase costs of Smiles products and (iii) an increase in the number of tickets purchased through peer airlines that will be reversed in future revenue.

Maintenance materials and repairs per ASK registered R$1.05, a decrease of 7.4% compared to 2015, mainly due to fewer engines on the aircraft maintenance calendar in the period.

Depreciation and amortization per ASK reached R$0.94, an increase of 21.5%, due to the higher number of engines capitalized in the period in line with the Company’s maintenance calendar, as well as to the increase in the value of capitalizations.

Other expenses per ASK reached R$0.38 positive, a variation of R$209.8 million than in the same quarter of 2015, mainly due to the net gain of R$212.6 million, relating to aircraft previously classified under finance lease contracts that, after negotiations with third parties, are now under operating lease contracts.

Operating result

The recurring operating income in the first quarter of 2016 was R$224.6 million, representing an operational margin of 8.3%. This excluded the non-recurring gain on the anticipated return of aircraft under finance lease contracts and gains on sale-leaseback transactions of R$212.6 million during the period. The operating income including these non-recurring events reached R$437.2million, representing an operational margin of 16.1%.

Net financial result

In the first quarter of 2016, the positive net financial result was R$386.2 million, compared to an expense of R$866.6 million in 1Q15. The increase is mainly due to the net foreign exchange variation of R$653.5 million due to the 8.9% appreciation of the Real against the US Dollar compared to the end of 4Q15, a non-cash variation.

|   Interest expense totaled R$237.9 million in the period, an increase of R$64.8 million or 37.4% compared to the same quarter in 2015. This increase was caused by (i) the 36.0% average depreciation of the Real against the US Dollar and (ii) the 16.5% higher DI rate, which is the reference rate for most of our liabilities in Reais.

|   Net exchange variation totaled an income of R$653.5 million in the quarter compared to an expense of R$774.1 million in the same period of the previous year. The result is due to the 8.9% exchange rate appreciation of the Real against the US Dollar in the quarter compared to 1Q15, impacting the Company's balance sheet accounts, but with no immediate cash effect.

9	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

|   Interest income totaled R$52.1 million in the quarter, an increase of R$21.1 million compared to 2015. The variation is explained by the Company's strategy to keep part of its cash in US Dollars, in order to mitigate the impact of exchange rate variations on its financial liabilities and create a natural hedge for its expenses in foreign currency.

|   Other financial expenses totaled R$34.9 million in 1Q16, an increase of R$16.4 million compared to 2015. The variation is explained by the increase in bank fees between periods due to new operations.

Hedge result

The Company makes use of hedge accounting to recognize some of its derivative instruments. In 1Q16, GOL recorded a loss of R$49.8 million from hedge operations.

Results (R$ million) 1Q16	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	0.0	0.0	(32.6)	(32.6)
Subtotal – Not Designated for Hedge Accounting	0.0	(17.2)	0.0	(17.2)
Total	0.0	(17.2)	(32.6)	(49.8)
OCI (net of taxes, on 03/31/2016)*	0.0	0.0	(191.0)	(191.0)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income (loss) is a transitional account where positive and negative fair value adjustments of derivatives recorded as hedge accounting, designated as effective for hedging cash flow. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

Results (R$ million) 1Q16	Fuel	Foreign Exchange	Interest	Total
Financial Result	0.0	(17.2)	(29.4)	(46.6)
Operating Result	0.0	0.0	(3.2)	(3.2)
Total	0.0	(17.2)	(32.6)	(49.8)

|   Fuel: fuel hedge operations are made through non-derivative contracts with the distributor, at predetermined prices (ex-refinery) for future delivery. During the quarter, the Company did not acquire a protected fuel position through derivative financial instruments, and at the end of March 2016, 6.1% of its exposure in the next 12 months was protected by non-derivatives contracts.

|   Interest: swap transactions to protect the cash flow from future aircraft leasing deliveries against an increase in Libor interest rates generated total losses of R$32.6 million in 1Q16. The Company decreased its nominal hedge position from US$308.6 million in 4Q15 to US$246.6 million at the end of March 2016. During the first quarter of 2016, the Company recorded the renewal of balances as OCI due to the cancellation of purchase orders of aircraft and non-effectiveness of some aircraft in the re-designation test.

|   Foreign exchange: foreign exchange hedge transactions through derivative financial instruments in the form of NDFs (non-deliverable forwards), futures and options totaled a loss of R$17.2 million in 1Q16 and are used as the Company's economic hedge. GOL's foreign exchange exposure is hedged through derivatives instruments by 15.1% in the next 3 months exposure and 3.2% in the next 12 months. The Company also maintains part of its cash position in US Dollars as a natural hedge instrument against its foreign exchange exposure. In 1Q16, this portion protected 42.4% of exposure in the next 3 months and 8.9% in the next 12 months. Summing the cash and derivative instruments, 57.5% of foreign exchange exposure in the next 3 months and 12.1% in the next 12 months was protected.

10	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

Income taxes

1Q16 income taxes totaled an expense of R$66.3 million, a change of R$106.2 million compared to the same period of 2015. The result was mainly due to income taxes expenses from Smiles.

Net income

GOL recorded a net income of R$757.1 million in first the quarter of 2016, with a positive net margin of 27.9%. This result mainly reflects the exchange variation of the Company's financial liabilities in US Dollar due to the appreciation of the Real on March 31, 2016 versus December 31, 2015, and the non-recurrent gains related to the return of aircraft under finance lease contracts and sale leaseback transactions.

Balance sheet: Liquidity and indebtedness

      On March 31, 2016, the Company reported total cash, including financial investments and restricted cash, of R$1,815.1 million, equivalent to 18.2% of net revenue in the last twelve months. Short-term receivables totaled R$514.4 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation.

Indebtedness (R$ MM)	1Q16	4Q15	% Var.
Loans and Financings	5,529.2	6,310.8	-12.4%
Aircraft Financing	2,338.6	2,994.1	-21.9%
Total of Loans and Financings	7,867.8	9,304.9	-15.4%
Short-Term Debt	836.7	1,396.6	-40.1%
Debt in US$	196.4	280.9	-30.1%
Debt in BRL	137.9	174.7	-21.1%
Long-Term Debt	7,031.1	7,908.3	-11.1%
Debt in US$	1,699.7	1,775.1	-4.2%
Debt in BRL	982.1	977.0	0.5%
Perpetual Notes	635.8	699.0	-9.0%
Accumulated Interest	62.0	148.5	-58.2%
Operating Leases (off-balance)	7,394.4	7,749.0	-4.6%

Liquidity (R$ MM)	1Q16	4Q15	% Var.
Total Cash (cash and cash equivalents, short-term financial investments and restricted cash)	1,815.1	2,299.5	-21.1%
Short-Term Receivables	514.4	462.6	11.2%
Total Liquidity	2,329.5	2,762.1	-15.7%

11	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

Indebtedness and Liquidity (R$ MM)	1Q16	4Q15	% Var.
Cash and Equivalents as % of LTM Net Revenues	18.2%	23.5%	0.7 p.p.
Gross Debt (R$ MM)	7,867.3	9,304.9	-15.5%
Net Debt (R$ MM)	6,052.2	7,005.5	-13.6%
LTM Aircraft Rent x 7 years	8,465.1	7,700.6	9.9%
% of debt in foreign currency	85.8%	86.3%	-0.5 p.p
% of debt in Short-Term	10.6%	15.0%	-4.4 p.p
% of debt in Long-Term	89.4%	85.0%	4.4 p.p
Gross Adjusted Debt[2] (R$ MM)	16,332.4	17,005.5	-4.0%
Net Adjusted Debt[2] (R$ MM)	14,517.3	14,706.1	-1.3%
Adjusted Gross Debt2 / EBITDAR LTM	9.4 x	12.7 x	-3.4 x
Adjusted Net Debt2 / EBITDAR LTM	8.3 x	11.0 x	-2.7 x
Net Financial Commitments1 / EBITDAR LTM	7.7 x	11.0 x	-3.3 x

1 - Financial commitments (gross debt + operational leasing contracts) less Cash  /  2 - Debt + LTM operational leasing expenses x 7.

Loans and financing

        The Company has been implementing an active liability management strategy to manage its debt in order to comply with its declared objective of avoiding large amortizations over a 2 year period.

      During 1Q16, the Company’s total loans and financings totaled R$7,867.3 million (including finance leases), a decrease of 15.5% compared to 4Q15.

The Company amortized R$404.4 million in debt in the year, of which R$327.4 million was from financial debt amortization - R$120.0 million for the settlement of working capital acquired in 2015, R$107.9 million in import financing and other principal installments already scheduled, and R$77.0 million in finance leases in 2016. Funding issuances totaled R$8.1 million, composed of import financing in order to purchase spare parts and equipment for aircraft.

The adjusted gross debt/EBITDAR (LTM) ratio reached 9.4x in 1Q16, compared to 12.7x in 4Q15. This indicator was impacted by the appreciation of the Real against to the US Dollar in the period. The adjusted net debt/EBITDAR (LTM) ratio reached 8.3x in the period compared to 11.0x in 2015.

The average maturity of the Company's long-term debt in 1Q16, excluding aircraft financial leasing and non-maturing debt, was 3.9 years, compared to 4.0 years in 4Q15, with an average rate of 18.57% for local-currency debt, compared to 18.29% in 4Q15, and 7.56% for Dollar-dominated debt, compared to 7.42% in 4Q15.

12	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

Exchange of unsecured notes – Exchange Offers

      As part of our financial restructuring, we have announced a private exchange offer to exchange up to all of our US$781.4 million in unsecured U.S. dollar denominated bonds issued in the international capital markets, for cash plus new secured bonds at a premium over their current market value.  The proposal consists of an offer to exchange each US$1,000 principal amount of the existing bonds for:

(a)  2017 Notes: US$210 in cash and US$490 in principal amount of the New 2018 Notes, including the Early Participation Premium of US$15 in cash and US$35 in principal amount of the New 2018 Notes;

(b) 2020 Notes: US$70 in cash and US$280 in principal amount of the New 2022 Notes, including the Early Participation Premium of US$10 in cash and US$40 in principal amount of the New 2022 Notes;

(c)  2022 Notes: US$70 in cash and US$280 in principal amount of the New 2022 Notes, including the Early Participation Premium of US$10 in cash and US$40 in principal amount of the New 2022 Notes;

(d) 2023 Notes: US$70 in cash and US$280 in principal amount of the New 2022 Notes, including the Early Participation Premium of US$10 in cash and US$40 in principal amount of the New 2022 Notes; and

(e)  Perpetual Notes: US$300 in principal amount of the New 2028 Notes, including the Early Participation Premium of US$50 in principal amount of the New 2028 Notes.

Company’s Capitalization

The following table sets forth our consolidated capitalization at March 31, 2016 on a historical basis, as adjusted to give effect to the issuance of US$228.1 million aggregate principal amount in the New Notes and cancellation of US$742.4 million in principal amount of the Old Notes (which assumes holders representing 95% of the aggregate principal amount of each of the Old Notes participate in the exchange and are entitled to the Total Exchange Consideration) in the Exchange Offers described above.

13	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

As is March 31, 2016	Actual		As Adjusted¹
	(in millions of reais)	(in millions of US$)²	(in millions of reais)	(in millions of US$)²
Short-term debt	836.7	235.1	836.7	235.1
Long-term debt	7,031.1	1,975.6	4,389.0	1,233.2
Notes issued in the Exchange Offers			811.6	228.1
Total debt	7,867.8	2,210.7	6,037.4	1,696.4
Total equity	(3,572.6)	(1,003.9)	(1,924.6)	(540.8)
Total capitalization³	4,295.2	1,206.9	4,112.8	1,155.6

(1) Adjusted to give effect to the issuance of US$228.1 million aggregate principal amount in the New Notes and cancellation of US$742.4 million in principal amount of the Old Notes (which assumes holders representing 95% of the aggregate principal amount of each of the Old Notes participate in the exchange and are entitled to the Total Exchange Consideration).

(2) The real amounts for March 31, 2016 have been converted into dollars using the exchange rate of US$1.00 to R$3.5589, which is the selling rate reported by the Central Bank of Brazil on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates.

(3) Total capitalization is the sum of total debt and total equity

Operational fleet and fleet plan

Fleet plan	2016	2017	2018	>2018	Total
Fleet (End of Period)	125	125	128
Aircraft Commitments (R$ million)*	607.9	-	1,952.3	50,511.8	53,072.0
Pre-Delivery Payments (R$ million)	-	313.3	528.1	5,880.9	6,722.3

                   *Considers aircraft list price

Final	1Q16	1Q15	Var.	4Q15	Var.
Boeing 737-NG Family	143	140	+3	144	-1
737-800 NG	107	105	+2	107	-
737-700 NG	36	35	+1	37	-1
Opening for rent Type	1Q16	1Q15	Var.	4Q15	Var.
Financial Leasing (737-NG)	39	45	-6	46	-7
Operating Leasing	104	95	+9	98	+6

                    *Non-operational

At the end of 1Q16, out of a total of 143 Boeing 737-NG aircraft, GOL was operating 136 aircraft on its routes. Of the 7 remaining aircraft, 2 were in the process of being returned to the lessors and 5 were sub-leased to other airlines.

GOL has 104 aircraft under operating leases and 39 under finance leases, 35 of which have a purchase option for when their leasing contracts expire.

The average age of the fleet was 7.7 years at the end of 1Q16. In order to maintain this average low , the Company has 122 firm aircraft acquisition orders with Boeing for fleet renewal by 2027.

14	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

Capex

GOL posted a negative net investment of R$207 million in the quarter, in light of the return of R$374 million in PDPs. For more details on changes in property, plant and equipment, see Note 15 of the interim financial statements.

2016 Guidance

2016 Financial Guidance	Range		1Q16 Results
	From	To
Total supply (ASK)	-5%	-8%	-6%
Total seats	-15%	-18%	-8%
Total volume of departures	-15%	-18%	-8%

Given the impact of the economic scenario, the Company’ guidance may be revised in order to incorporate the evolution of its operating and financial performance and any eventual changes in interest rate, exchange rate, GDP and WTT and Brent oil price trends.

Highlights of the subsidiary Smiles’ results in 1Q16

   Net income reached R$118.4 million in 1Q16, with net margin of 33.8%;

   Operating income increased by 46.4% in 1Q16 compared to 1Q15 and reached R$124.3 million;

   Miles redeemed increased by 18.1% compared to 1Q15;

   Net revenue increased 42.5% in 1Q16 compared to 1Q15, reaching R$350.6 million;

   Launch of new products, such as Gift Smiles and the application for iOS and Android;

   Smiles closed partnerships with Raízen, which manages Shell stations in Brazil, and with Grupo Pão de Açucar.

Smiles presented annual growth of 70.1% compared to 1Q15, mainly driven by the increase of 46.4% in operating income and evolution of the financial result. The primary operating result growth driver was boosted by the redemptions revenue and the expansion of the operating margin at 100 bps. The financial result was benefited by a higher cash balance and different capital structure as compared to 1Q15, reflecting the end of the 1st issuance of debentures. For further information, please visit {http://www.smiles.com.br/ri}.

15	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

Balance Sheet

Balance Sheet (R$ `000,000)	1Q16	4Q15
Assets	9,544	10,369
Current Assets	2,338	2,462
Cash and cash equivalents	967	1,072
Short term investment	435	492
Restricted cash	-	59
Trade receivables	514	463
Inventories	185	199
Recoverable taxes	42	58
Derivatives	-	2
Other current assets	195	117
Non-Current Assets	7,206	7,907
Deposits	1,161	1,020
Restricted cash	413	676
Recoverable income taxes	72	73
Deferred income taxes	104	108
Other non-current assets	24	40
Investments	14	18
Property and equipment, net	3,702	4,257
Intangible assets	1,716	1,715
Liabilities and equity	13,116	14,692
Current Liabilities	4,875	5,544
Short-term debt	837	1,397
Suppliers	952	902
Salaries	218	251
Taxes payable	136	119
Landing fees	293	314
Advance ticket sales	878	1,207
Mileage program	778	770
Advance from customers	218	13
Provisions	192	207
Derivatives	160	141
Other liabilities	213	223
Non-Current Liabilities	8,241	9,148
Long-term debt	7,031	7,908
Provisions	657	664
Mileage program	221	221
Deferred taxes	239	245
Taxes payable	39	39
Other non-current liabilities	54	71
Equity	(3,572)	(4,323)
Capital Stock	3,080	3,080
Shares issuance costs	(155)	(155)
Treasury shares	(22)	(23)
Capital reserves	99	99
Share base payments reserve	106	103
Equity valuation adjustment	(191)	(179)
Gain on change in investment	690	690
Accumulated losses	(7,459)	(8,162)
Non-controlling interests	280	224
Total Liabilities and Shareholders’ Equity	9,544	10,369

16	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

Cash Flows

Consolidated Cash Flows (R$ '000,000)	1Q16	1Q15
Net Cash Provided by (used in) Operating Activities	(175)	520
Net Cash Provided by (used in) Investing Activities	468	(268)
Net Cash used In Financing Activities	(388)	(68)
Exchange Variation on Cash and Cash Equivalents	(10)	(127)
Net Increase in Cash and Cash Equivalents	(105)	57
Cash and Cash Equivalents at Beginning of the Period	1,072	1,899
Cash and Cash Equivalents at End of the Period	967	1,956

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

17	GOL Linhas Aéreas Inteligentes S.A.

GOL announces 1Q16 results

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes, the largest low-cost and best-fare airline in Latin America, offers around 860 daily flights to 65 destinations, 13 international, in South America and the Caribbean, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from 3,192 cities in Brazil and more than 47 countries and 90 foreign destinations through international partnerships. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

18	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.